EXHIBIT 21.1

Saba Software, Inc.

Subsidiaries as of May 31, 2006

Company Name	Jurisdiction of Incorporation
Saba Software Pty. (Australia) Ltd.	Australia
Saba Software (Bermuda) Ltd.	Bermuda
Ultris Inc.	California
Saba Software (Canada) Inc.	Canada
Human Performance Technologies, Inc.	Delaware
Saba Software International, Inc.	Delaware
Saba Software SARL	France
Saba Software GmbH	Germany
Saba Software India Private Limited	India
Saba Software K.K.	Japan
Saba Software (UK) Ltd.	United Kingdom
THINQ Learning Solutions, Inc.	Delaware
Storm Holding Corporation	Delaware
Training Server, Inc.	Maryland
THINQ Learning Solutions, Ltd.	Canada
THINQ Training Server	Australia
THINQ Ltd.	United Kingdom
Graduate Group Ltd.	United Kingdom
Centra Software, LLC (fka Spruce Acquisition, LLC)	Delaware
Centra Software Australia Pty Ltd	Australia
Centra Software Securities Corporation	Massachusetts
Centra RTP, Inc.	Delaware
Centra Software Europe Limited	United Kingdom
Centra Software Southern Europe SAS	France